

Mail Stop 4631

January 28, 2010

Herb Mee, Jr.
President and Chief Financial Officer
The Beard Company
Harvey Parkway
301 N.W. 63rd Street, Suite 400
Oklahoma City, Oklahoma 73116

> **Re: The Beard Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-12396**

Dear Mr. Mee:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 15. Exhibits and Financial Statement Schedules

1. We note your response to comment 18 of our letter dated November 20, 2009. Please file complete copies of the Amended and Restated Business Loan Agreement dated December 8, 2008 (Exhibit 10.12), and Form of Amended and Restated Deed of Trust dated December 8, 2008 (Exhibit 10.14) with your next Exchange Act report.

Exhibit 31.1 – Chief Executive Certification
Exhibit 31.2 – Chief Financial Officer Certification

2. We note the amended Form 10-K that you filed with the Commission on January 15, 2010 in response to comment 20 of our letter dated November 20, 2009. It appears that in Mr. Beard's certification, instead of removing Item 3 of the certification, which is permissible pursuant to Commission's guidance set forth in Interpretation 246.13 of the Division's Regulation S-K Compliance and Disclosure Interpretations, you have removed the opening paragraph of Item 4. Please amend your Form 10-K to file the proper 302 certifications as set forth in our prior comment 20.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, or the undersigned at (202) 551-3768 if you have questions regarding the financial statements or related comments. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief